Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2014
	2014	2013
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$3,000	$(43,651)
Additions:
Income expense (benefit)	2,781	(8,189)
Noncontrolling interest in income of consolidated subsidiaries	4,796	4,407
Fixed charges, as shown below	51,075	98,666
Distributions received from equity-method investees	8	3,096
	58,660	97,980
Subtractions:
Equity in income of investees	223	196

Earnings as adjusted	$61,437	$54,133
Fixed charges:
Interest on indebtedness, expensed or capitalized	38,951	81,935
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,704	7,045
Interest within rent expense	10,420	9,686
Total fixed charges	$51,075	$98,666
Ratio of earnings to fixed charges	1.20	N/A
Fixed charge deficiency	N/A	$44,533